Exhibit 3.3

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED,

OF

PRIVATEBANCORP, INC.

Pursuant to Section 242

of the General Corporation Law of the State of Delaware

PrivateBancorp, Inc., a corporation organized and existing under and by the virtue of the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY:

FIRST: The Amended and Restated Certificate of Incorporation of the Corporation, as amended, is hereby amended by deleting the first paragraph of Article FOURTH thereof and inserting the following in lieu thereof:

“FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is one hundred eighty million (180,000,000) consisting of one million (1,000,000) shares of preferred stock, without par value (the “Preferred Stock”), one hundred seventy-four million (174,000,000) shares of voting common stock, without par value (the “Common Stock”) and five million (5,000,000) shares of non-voting common stock, without par value (the “Non-Voting Common Stock”); provided that any increase in the number of shares of Non-Voting Common Stock authorized shall be approved by the holders of a majority of the Non-Voting Common Stock then outstanding. Shares of Non-Voting Common Stock purchased or acquired by the Corporation will be canceled and revert to authorized but unissued shares of Non-Voting Common Stock.”

SECOND: That the aforesaid amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer on this 15th day of June 2010.

PRIVATEBANCORP, INC.

/s/ Jennifer R. Evans
Name:	Jennifer R. Evans
Title:	General Counsel and Corporate Secretary